UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACV AUCTIONS INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

00091G104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00091G104	Page 2 of 5 Pages

1.	Name of Reporting Persons George Chamoun
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,181,075[1,2]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,181,075 [1,2]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,181,075[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%[2,3,4]
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of: (i) 4,242,183 shares of the Issuer’s Class B Common Stock beneficially owned as of December 31, 2022, (ii) 46,406 shares of the Issuer’s Class B Common Stock issuable upon the vesting of a previously granted restricted stock unit award within 60 days of December 31, 2022, (iii) 1,852,730 shares of the Issuer’s Class B Common Stock issuable upon the exercise of outstanding stock options within 60 days of December 31, 2022, (iv) 19,667 Class A Common Stock beneficially owned as of December 31, 2022, and (v) 20,089 shares of the Issuer’s Class A Common Stock issuable upon the vesting of a previously granted restricted stock unit award within 60 days of December 31, 2022.

(2) Each share of the Issuer’s Class B Common Stock is convertible at any time into one share of the Issuer’s Class A Common Stock.

(3) This percentage is calculated based upon the quotient obtained by dividing (a) the aggregate number of shares of the Issuer’s Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 121,214,275 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person, and (ii) 6,141,319 shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person as of December 31, 2022. The aggregate number of shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4) Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 37,241,952 shares of Class B Common Stock outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, including the 6,141,319 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(3)” immediately above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 00091G104	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

ACV Auctions Inc. (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices

640 Ellicott Street, #321

Buffalo, New York 14203

Item 2(a)	Name of Person Filing

George Chamoun (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o ACV Auctions Inc.

640 Ellicott Street, #321

Buffalo, New York 14203

Item 2(c)	Citizenship

The Reporting Person is a United States Citizen

Item 2(d)	Title of Class of Securities

Class A Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number

00091G104

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See responses to Item 9 on the attached cover pages.

(b) Percent of class: See responses to Item 11 on the attached cover pages.

CUSIP No. 00091G104	Page 4 of 5 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover pages.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 00091G104	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ George Chamoun
George Chamoun